SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2015

Commission File Number 0-28800

_____

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2015, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 19, 2015, entitled "REPORT TO SHAREHOLDERS FOR THE SECONDED QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2014".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 19, 2015
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary



REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2014

DRDGOLD LIMITED

Q2 2015 vs Q1 2015

- Gold production down 3% to 36 010 oz
- All-in sustaining costs down 7% to US$1 149/oz
- Operating profit up 6% to R84.4 million
- Cash balance up 19% to R242.3 million

HY2015 vs HY2014

- Gold production up 6% to 73 015 oz
- All-in sustaining costs down 5% to US$1 194/oz
- Operating profit up 5% to R164.1 million
- EBITDA up 59% to R117.1 million

REVIEW OF OPERATIONS

Group		Quarter 31 Dec 2014	Quarter 30 Sep 2014	% change	Quarter 31 Dec 2013 *Restated	6 months to 31 Dec 2014	6 months to 31 Dec 2013 *Restated	% change	6 months to 30 Jun 2014
Gold production	oz	36 010	37 005	(3)	35 043	73 015	68 640	6	64 269
	kg	1 120	1 151	(3)	1 090	2 271	2 135	6	1 999
Gold sold	oz	36 010	38 291	(6)	35 043	74 301	71 437	4	62 983
	kg	1 120	1 191	(6)	1 090	2 311	2 222	4	1 959
Cash operating costs	US$ per oz	1 010	1 085	(7)	1 013	1 048	1 087	(4)	1 150
	R per kg	365 021	375 044	(3)	330 585	370 101	351 557	5	395 221
All-in sustaining costs	US$ per oz	1 149	1 237	(7)	1 150	1 194	1 254	(5)	1 153
	R per kg	415 194	427 631	(3)	375 246	421 497	405 450	4	397 676
Average gold price received	US$ per oz	1 203	1 284	(6)	1 267	1 244	1 300	(4)	1 295
	R per kg	434 802	443 760	(2)	413 359	439 418	420 616	4	446 567
Operating profit	R million	84.4	79.7	6	84.1	164.1	156.1	5	103.9
Operating margin	%	17.3	15.1	15	18.7	16.2	16.7	(3)	11.9
All-in sustaining costs margin	%	4.5	3.6	25	9.2	4.1	3.6	14	10.9
EBITDA	R million	69.1	48.0	44	48.1	117.1	73.8	59	130.0
Headline earnings/(loss)	R million	0.1	(1.1)	109	2.3	(1.0)	(12.5)	92	12.7
	R cents per share	–	–	–	1	–	(3)	100	3

* *Refer to Note 2: Restatements.*
\# *EBITDA refers to earnings before interest, income tax, depreciation, amortisation and impairments of subsidiaries and includes attributable share of earnings before interest, income tax, depreciation, amortisation and impairments of equity accounted investments.*

SHAREHOLDERS INFORMATION

Issued capital

385 383 767 ordinary no par value shares
6 155 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 386 621 795

(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
Interest rate issuer: DRDI
ISIN: ZAE 000058723
Issuer code:DUSM
NYSE trading symbol: DRD
("DRDGOLD" or "the company")

Market capitalisation	
As at 31 Dec 2014 (Rm)	743.8
As at 31 Dec 2014 (US$m)	64.1
As at 30 Sep 2014 (Rm)	1 479.9
As at 30 Sep 2014 (US$m)	131.0

Stock traded		JSE	NYSE *
Average volume for the quarter per day ('000)		460	2 275
% of issued stock traded (annualised)		31	154
Price	· High	R3.82	$3.480
	· Low	R1.79	$1.350
	· Close	R1.93	$1.540

* *This data represents per share data and not ADS data – one ADS reflects 10 ordinary shares.*

DEAR SHAREHOLDER

The previously-announced, planned test work on the flotation/fine-grind (FFG) circuit dominated the work programme at Ergo's Brakpan plant in the three months to December 2014. The return of our operating circuits to steady state in the preceding five months provided both a base case from which we could track the performance of the FFG circuit, and allowed us to do the required work in a measured way.

From the outset, the float circuit performed well, while the mills – although not fully optimised – managed to break down the composition of the float concentrate to a sufficiently small fraction to achieve the increase in soluble gold that we had set out to achieve. Actual gold production that we could separately measure, having isolated the high-grade throughput from the remainder of the plant, was consistent with the increase in dissolved gold. Residue values – a key efficiency indicator – decreased by the desired 0.03g/t.

We were particularly pleased that the test work had no adverse impact on gold production, in spite of the fact that one-third of total throughput – consisting mainly of higher grade material – was diverted into the FFG circuit for test work. Inventory or lock-up stabilised within the first month, while the remainder of test work had very little impact on gold output. We obtained valuable data from the trends we saw emerge. This helped us to decide on further ways to optimise the performance of the FFG circuit and the configuration of the plant, and we were able to re-start the remaining two lines of the FFG circuit in January 2015.

Towards the end of the quarter, the combined impact of electricity cuts by power utility Eskom and the flooding of one of the reclamation sites after a heavy summer downpour caused a slight drop in forecast production in a quarter that was otherwise, by and large, consistent with expectations.

This letter would not be complete without some input on the impact on us of the afore-mentioned power cuts. These were a consequence of "load-shedding" by Eskom – the term used by the power utility to describe its practice of cyclically switching off power to consumers in order to balance supply and demand while undertaking urgent and necessary maintenance.

In December, over a period of five days, the load-shedding roster caused a loss of 67 hours of production due to the fact that our operating footprint extends over four different load-shedding zones. We have since managed to agree with Eskom a consumption curtailment agreement in terms of which we reduce, on request, total consumption by an agreed percentage during load-shedding hours. This means that, on the whole, we are able to maintain uninterrupted tonnage throughput but recoveries may reduce due to certain parts of the operating line going down during the load reduction periods.

With load-shedding having become far more frequent in late January and early February, we are testing different scenarios to decide the optimal configuration to address this requirement. Typically, in "Stage 1" and "Stage 2" load-shedding scenarios (shedding of up to 1 000 MW and 2 000 MW of the national load, respectively) we are required to reduce power consumption by up to 10% of base load. "Stage 3", which Eskom has so far managed to avoid, would require a reduction of 20%.

An important risk-mitigating measure that we implemented in the months after the suspension of the FFG in April 2014 was the installation of back-up power and other engineering upgrades to ensure that the plant is kept in a state of readiness during power interruptions. These measures have been put to the test several times during the last few months, and have all performed to specification. We have been able to resume full production without any delay after each power interruption.

HALF YEAR TO 31 DECEMBER 2014 vs HALF YEAR TO 31 DECEMBER 2013

Operational review

Gold production for the first six months of FY2015 was 6% higher at 73 015oz, compared with the first six months of FY2014. This was due to a 9% increase in the average yield to 0.196g/t, reflecting the restoration of metallurgical efficiencies and operating business improvements following the temporary suspension of the company's new FFG circuit in April 2014. Throughput for the six months under review was 3% lower at 11 591 000t due mainly to heavy summer rainfall and Eskom power cuts.

Cash operating costs were 5% higher at R370 101/kg, a consequence of additional costs associated with the running of one stream of the FFG circuit and the processing of sand material at the City Deep plant, and of general inflationary increases averaging 8.3% year-on- year. The same factors drove



all-in sustaining costs 4% higher to R421 497/kg, offset somewhat by a higher yield and lower capital expenditure of R48.1 million compared with R107.8 million.

Financial review

Revenue increased by 9% to R1 015.5 million, a consequence both of a 4% rise in gold sold to 74 301oz and in the average Rand gold price received to R439 418/kg. Operating profit was 5% higher at R164.1 million, after accounting for cash operating costs, 12% higher at R840.5 million.

While the operating margin was 3% weaker at 16.2% (a consequence of the FFG circuit test work, where one-third of production capacity was used but the full portion of fixed costs was incurred), the all-in sustaining costs margin strengthened to 4.1% due to lower capital expenditure.

Earnings before interest, taxes, depreciation and amortisation (EBITDA) were 59% higher at R117.1 million due mainly to higher operating profit, lower corporate costs, and a profit realised on the sale of non-core land. The headline loss narrowed by 92% to R1.0 million (0 South African cents per share).

Q2 2015 vs Q1 2015

Operational review

While the average yield rose 2% to 0.198g/t in the second quarter of FY2015 compared with the first quarter, throughput was 5% lower at 5 653 000t, resulting in a 3% decline in gold production to 36 010oz. Improved yield resulted both from the running of one of the FFG circuit's streams during test work and from improved head grades from the Crown/City section. Throughput was negatively impacted both by heavy rainfall and power cuts, prior to the signing of the afore-mentioned agreement with Eskom.

Gold sold was 6% lower at 36 010oz, a consequence of lower production and increased inventory.

Cash operating costs and all-in sustaining costs were 3% lower at R365 021/kg and R415 194/kg respectively, a consequence both of lower throughput and no Eskom winter tariff incurred during the quarter under review.

Capital expenditure was 92% higher at R31.6 million due to the capitalisation of back-up generators commissioned in October 2014.

Financial review

Revenue was 8% lower at R487.0 million, reflecting lower gold sales and a 2% decline in the average Rand gold price received to R434 802/kg.

After accounting for cash operating costs – 5% lower at R408.8 million due to lower throughput and no Eskom winter tariff applicable – operating profit was 6% higher at R84.4 million.

The operating margin strengthened to 17.3% from 15.1% and the all-in sustaining costs margin to 4.5% from 3.6%, a consequence of the factors outlined above.

EBITDA was 44% higher at R69.1 million due mainly to higher operating profit and a profit realised on the sale of non-core land. Headline earnings of R0.1 million (0 South African cents per share) were recorded compared with a headline loss of R1.1 million in the previous quarter (0 South African cents per share).

Board changes

Robert Hume retired as an independent, non-executive director and the chairman of the Audit and Risk Committee with effect from 31 October 2014. From 1 November 2014 Johan Holtzhausen assumed the chairmanship of the Audit and Risk Committee.

On 12 December 2014 the company announced Riaan Davel's appointment as CFO and as executive director of the company with effect from 6 January 2015.

Looking ahead

On 31 January 2015 we notified Village Main Reef Limited ("VMR") management of our support for the offer by Heaven-Sent Capital Management Group Company Limited to acquire the entire share capital of VMR for R12.25 per share. We own 3 285 714 unencumbered shares in VMR and a further 1 million encumbered shares are held in escrow.

At 31 December 2014, we carry an unrestricted cash balance of R228.4 million. We have decided though not to declare an interim dividend, but rather seek early redemption of the remaining balance of approximately R77 million still owing on our Domestic Medium Term Note Programme. This would represent the final payment of the notes that were used to finance capital expenditure.

Insofar as our operations are concerned, our near-term focus will be to optimise the FFG circuit amidst the new challenge of intermittent power supply.

Niël Pretorius
Chief Executive Officer
19 February 2015

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Notes	Quarter 31 Dec 2014 Rm Unaudited	Quarter 30 Sep 2014 Rm Unaudited	Quarter 31 Dec 2013 Rm * Restated Unaudited	6 months to 31 Dec 2014 Rm Unaudited	6 months to 31 Dec 2013 Rm * Restated Unaudited	6 months to 30 Jun 2014 Rm * Restated Unaudited
Gold and silver revenue		487.0	528.5	450.6	1 015.5	934.6	874.8
Net operating costs		(402.6)	(448.8)	(366.5)	(851.4)	(778.5)	(770.9)
Cash operating costs		(408.8)	(431.7)	(360.4)	(840.5)	(750.6)	(790.0)
Movement in gold in process		6.2	(17.1)	(6.1)	(10.9)	(27.9)	19.1
Operating profit		**84.4**	**79.7**	**84.1**	**164.1**	**156.1**	**103.9**
Depreciation		(48.9)	(40.0)	(36.8)	(88.9)	(73.2)	(86.8)
Movement in provision for environmental rehabilitation		(2.0)	(2.0)	(1.6)	(4.0)	(5.6)	92.1
Environmental rehabilitation costs		(4.7)	(4.6)	(10.8)	(9.3)	(21.5)	(8.5)
Retrenchment costs		(0.5)	(5.8)	–	(6.3)	(2.4)	(4.3)
Care-and-maintenance costs		(3.2)	(3.8)	(3.6)	(7.0)	(8.7)	(6.7)
Other operating (expenses)/income		(0.3)	2.1	(2.5)	1.8	(0.6)	(11.6)
Gross profit from operating activities		**24.8**	**25.6**	**28.8**	**50.4**	**44.1**	**78.1**
Impairments	3	(7.4)	(2.0)	(4.5)	(9.4)	(5.3)	(51.3)
Share of losses of equity accounted investments		–	–	–	–	–	(0.3)
Corporate and administration expenses		(16.5)	(16.1)	(17.5)	(32.6)	(42.7)	(33.4)
Share-based payments		0.7	(1.1)	–	(0.4)	(0.8)	(2.5)
Profit/(loss) on disposal of assets		11.2	(0.4)	–	10.8	–	1.0
Net finance expenses		(6.2)	(7.6)	(5.4)	(13.8)	(11.4)	(12.9)
Profit/(loss) before income tax		**6.6**	**(1.6)**	**1.4**	**5.0**	**(16.1)**	**(21.3)**
Income tax		(4.7)	(3.1)	(5.6)	(7.8)	(10.3)	(7.0)
Net profit/(loss) for the period		**1.9**	**(4.7)**	**(4.2)**	**(2.8)**	**(26.4)**	**(28.3)**
Attributable to:							
Equity owners of the parent		1.0	(3.3)	(2.2)	(2.3)	(17.8)	(28.5)
Non-controlling interest		0.9	(1.4)	(2.0)	(0.5)	(8.6)	0.2
		1.9	(4.7)	(4.2)	(2.8)	(26.4)	(28.3)
Other comprehensive income							
Foreign exchange translation and other		–	–	(0.3)	–	0.2	–
Fair value adjustment of available-for-sale investments		(0.8)	0.8	–	–	–	(51.6)
Total comprehensive income for the period		**1.1**	**(3.9)**	**(4.5)**	**(2.8)**	**(26.2)**	**(79.9)**
Attributable to:							
Equity owners of the parent		0.2	(2.5)	(2.5)	(2.3)	(17.6)	(78.3)
Non-controlling interest		0.9	(1.4)	(2.0)	0.5	(8.6)	(1.6)
		1.1	(3.9)	(4.5)	(2.8)	(26.2)	(79.9)
Reconciliation of headline earnings/(loss)							
Net profit/(loss)		1.0	(3.3)	(2.2)	(2.3)	(17.8)	(28.5)
Adjusted for:							
– Impairments		7.4	2.0	4.5	9.4	5.3	51.3
– (Profit)/loss on disposal of assets		(11.2)	0.4	–	(10.8)	–	(1.0)
– Share of losses on equity accounted investments (impairments)		–	–	–	–	–	0.3
– Profit on disposal of equity accounted investment		–	–	–	–	–	(2.5)
– Non-controlling interest in headline earnings adjustment		2.9	(0.1)	–	2.8	–	(3.6)
– Income tax thereon		–	(0.1)	–	(0.1)	–	(3.3)
Headline earnings/(loss)		0.1	(1.1)	2.3	(1.0)	(12.5)	12.7
Earnings/(loss) per share-cents		–	(1)	–	(1)	(5)	(8)
Headline earnings/per share-cents		–	–	1	–	(3)	3
Diluted earnings/(loss) per share-cents		–	(1)	(1)	(1)	(5)	(8)
Diluted headline earnings/(loss) per share-cents		–	–	1	–	(3)	3
Calculated on the weighted average ordinary shares issued of :		379 228 208	379 228 208	379 203 751	379 228 208	379 190 980	379 228 208

The accompanying notes are an integral part of the condensed consolidated financial statements.

* Refer to Note 2: Restatements.



CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	As at 31 Dec 2014 Rm Unaudited	As at 30 Sep 2014 Rm Unaudited	As at 31 Dec 2013 Rm * Restated Unaudited	As at 30 Jun 2014 Rm Reviewed
Assets					
Non-current assets		1 932.8	1 950.2	2 108.7	1 970.3
Property, plant and equipment		1 719.2	1 734.3	1 796.6	1 755.5
Equity accounted investments		–	–	0.3	–
Non-current Investments and other assets		28.7	36.8	125.2	36.9
Environmental rehabilitation trust funds and investments		183.4	177.7	185.4	176.5
Deferred tax asset		1.5	1.4	1.2	1.4
Current assets		472.9	443.6	450.5	470.4
Inventories		137.0	126.6	122.3	147.2
Trade and other receivables		83.1	103.4	128.8	99.5
Tax receivable		1.4	0.3	–	5.9
Cash and cash equivalents	4	242.3	204.3	199.4	208.9
Assets held-for-sale	6	9.1	9.0	–	8.9
Total assets		**2 405.7**	**2 393.8**	**2 559.2**	**2 440.7**
Equity and liabilities					
Equity		1 471.0	1 469.9	1 561.6	1 481.2
Equity of the owners of the parent		1 239.4	1 239.2	1 327.4	1 249.1
Non-controlling interest		231.6	230.7	234.2	232.1
Non-current liabilities		622.5	590.5	737.0	652.0
Loans and borrowings		–	–	75.5	75.5
Finance lease obligation		20.4	–	–	–
Post-retirement and other employee benefits		8.8	9.8	8.8	9.3
Provision for environmental rehabilitation		473.3	462.7	540.4	451.2
Deferred tax liability		120.0	118.0	112.3	116.0
Current liabilities		312.2	333.4	260.6	307.5
Trade and other payables		208.7	232.2	188.2	211.8
Post-retirement and other employee benefits		2.2	2.4	–	2.0
Loans and borrowings	5	77.6	77.5	72.4	73.2
Finance lease obligation		1.8	–	–	–
Liabilities held-for-sale	6	21.9	21.3	–	20.5
Total liabilities		934.7	923.9	997.6	959.5
Total equity and liabilities		**2 405.7**	**2 393.8**	**2 559.2**	**2 440.7**

The accompanying notes are an integral part of the condensed consolidated financial statements.

Refer to Note 2: Restatements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Quarter 31 Dec 2014 Rm Unaudited	Quarter 30 Sep 2014 Rm Unaudited	Quarter 31 Dec 2013 Rm * Restated Unaudited	6 months to 31 Dec 2014 Rm Unaudited	6 months to 31 Dec 2013 Rm * Restated Unaudited	6 months to 30 Jun 2014 Rm * Restated Unaudited
Balance at the beginning of the period	1 469.9	1 481.2	1 569.1	1 481.2	1 643.7	1 561.6
Share issue expense	–	–	(0.4)	–	(0.4)	(0.7)
Increase in share-based payment reserve	–	0.2	0.1	0.2	0.3	0.2
Net profit/(loss) attributable to equity owners of the parent	1.0	(3.3)	(2.2)	(2.3)	(17.8)	(28.5)
Net profit/(loss) attributable to non-controlling interest	0.9	(1.4)	(2.0)	(0.5)	(8.6)	0.2
Dividends declared on ordinary share capital	–	(7.6)	–	(7.6)	(53.1)	–
Fair-value adjustment on available-for-sale investments	(0.8)	0.8	–	–	–	(51.6)
Share Option Scheme buy-out	–	–	(2.7)	–	(2.7)	–
Other comprehensive income	–	–	(0.3)	–	0.2	–
Balance at the end of the period	1 471.0	1 469.9	1 561.6	1 471.0	1 561.6	1 481.2

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter 31 Dec 2014 Rm Unaudited	Quarter 30 Sep 2014 Rm Unaudited	Quarter 31 Dec 2013 Rm * Restated Unaudited	6 months to 31 Dec 2014 Rm Unaudited	6 months to 31 Dec 2013 Rm * Restated Unaudited	6 months to 30 Jun 2014 Rm * Restated Unaudited
Net cash inflow from operations	50.9	86.6	10.9	137.5	22.1	58.6
Net cash outflow from investing activities	(5.3)	(17.9)	(66.0)	(23.2)	(123.1)	(48.8)
Net cash outflow from financing activities	(7.6)	(73.3)	(76.3)	(80.9)	(76.3)	(0.3)
Loans and other	–	(73.3)	(20.5)	(73.3)	(20.5)	(0.3)
Treasury shares/share options acquired	–	–	(2.7)	–	(2.7)	–
Dividends paid to owners of the parent	(7.6)	–	(53.1)	(7.6)	(53.1)	–
Increase/(decrease) in cash and cash equivalents	38.0	(4.6)	(131.4)	33.4	(177.3)	9.5
Opening cash and cash equivalents	204.3	208.9	330.8	208.9	376.7	199.4
Closing cash and cash equivalents	242.3	204.3	199.4	242.3	199.4	208.9
Reconciliation of net cash inflow from operations						
Profit/(loss) before income tax	6.6	(1.6)	1.4	5.0	(16.1)	(21.3)
Adjusted for:						
Movement in gold in process	(6.2)	17.1	6.1	10.9	27.9	(19.1)
Depreciation and impairments	56.3	42.0	41.3	98.3	78.5	138.1
Share of losses of equity accounted investments	–	–	–	–	–	0.3
Movement in provision for environmental rehabilitation	2.0	2.0	1.6	4.0	5.6	(92.1)
Share-based payments	(0.7)	1.1	–	0.4	0.8	2.5
(Profit)/loss on disposal of assets	(11.2)	0.4	–	(10.8)	–	(1.0)
Profit on sale of equity accounted investment	–	–	–	–	–	(2.5)
Finance expense and unwinding of provisions	9.7	9.7	9.1	19.4	18.3	19.7
Growth in Environmental Trust Funds	(1.4)	(1.3)	(1.1)	(2.7)	(2.2)	(2.4)
Other non-cash items	–	(2.4)	(4.8)	(2.4)	(3.7)	(5.2)
Tax (paid)/received	(3.7)	4.4	(2.0)	0.7	(2.0)	(4.2)
Working capital changes	(0.5)	15.2	(40.7)	14.7	(85.0)	45.8
Net cash inflow from operations	50.9	86.6	10.9	137.5	22.1	58.6

The accompanying notes are an integral part of the condensed consolidated financial statements.

Refer to Note 2: Restatements.



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The condensed consolidated interim financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for interim reports. The listings requirements require interim reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards ("IFRS") and SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.

The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements for the year ended 30 June 2014, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

The condensed consolidated interim financial statements of DRDGOLD Limited for the six months ended 31 December 2014 have not been reviewed by an independent auditor.

2. RESTATEMENTS

Impact of changes in accounting policies
The application of standards, amendments to standards and interpretations adopted for the first time did not have any effect on the financial position or financial performance of the group.

Impact of applying IFRS 10 Consolidated Financial Statements on the quarterly and interim results
The impact of the adoption of IFRS 10 and the resulting application of IFRIC 5 (refer below) was not quantified or reported on in the interim condensed consolidated financial statements for the six months ended 31 December 2013. The results for the comparative period ended 31 December 2013 as well as the statement of financial position at this date have been restated with the effects of these standards and interpretations where relevant.

The group has adopted IFRS 10 *Consolidated Financial Statements* and has reassessed the control conclusion for its investees at 1 July 2013. The group's previous accounting policy was to consolidate the Guardrisk Cell Captive as a special purpose entity (SPE) on a line-by-line basis. With the adoption of IFRS 10 *Consolidated Financial Statements* the Guardrisk Cell Captive is not considered to be controlled by the group and is therefore not consolidated with an effective date of 1 July 2013.

The Cell Captive cell # 170, of which DRDGOLD is a shareholder, holds funds that may be applied only towards the settlement of the DRDGOLD group's environmental rehabilitation obligations under financial guarantees issued by Guardrisk Insurance Company Limited to the Department of Mineral Resources (DMR). The group is therefore considered to have a right to the funds held in the Guardrisk Cell Captive and therefore recognised a reimbursive right to these funds in the hands of Ergo under IFRIC 5 *Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*.

ADJUSTMENTS TO THE GROUP STATEMENT OF FINANCIAL POSITION

At 31 December 2013	31 Dec 2013 as stated previously Rm	IFRS 10 and IFRIC 5 Rm	31 Dec 2013 restated Rm
Environmental rehabilitation trust funds and investments	184.6	0.8	185.4
Non-current investments and other assets	125.1	0.1	125.2
Trade and other receivables	129.3	(0.5)	128.8
Deferred tax liability	106.4	5.9	112.3
Trade and other payables	188.8	(0.6)	188.2
Equity of the owners of the parent	1 354.4	(27.0)	1 327.4
Non-controlling interest	212.1	22.1	234.2

ADJUSTMENTS TO THE GROUP STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Quarter ended 31 December 2013	Quarter ended 31 Dec 2013 as stated previously Rm	IFRS 10 and IFRIC 5 Rm	31 Dec 2013 restated Rm
Corporate and administrative expenses	(19.3)	1.8	(17.5)
Loss before tax	(0.4)	1.8	1.4
Income tax	(5.5)	(0.1)	(5.6)
Loss after tax	(5.9)	1.7	(4.2)
Attributable to:			
Equity owners of the parent	(3.6)	1.4	(2.2)
Non-controlling interest	(2.3)	0.3	(2.0)
Total comprehensive income for the year			
Attributable to:			
Equity owners of the parent	(3.9)	1.4	(2.5)
Non-controlling interest	(2.3)	0.3	(2.0)
Earnings per share attributable to equity owners of the parent			
Loss per share (cents)	–	–	–
Diluted loss per share (cents)	(1.0)	–	(1.0)
Headline earnings per share (cents)	–	1.0	1.0
Diluted headline earnings per share (cents)	–	1.0	1.0



Six months ended 31 December 2013	Six months ended 31 Dec 2013 as stated previously Rm	IFRS 10 and IFRIC 5 Rm	31 Dec 2013 restated Rm
Corporate and administrative expenses	(42.6)	(0.1)	(42.7)
Loss before tax	(16.0)	(0.1)	(16.1)
Income tax	(10.1)	(0.2)	(10.3)
Loss after tax	(26.1)	(0.3)	(26.4)
Attributable to:			
Equity owners of the parent	(16.9)	(0.9)	(17.8)
Non-controlling interest	(9.2)	0.6	(8.6)
Total comprehensive income for the year			
Attributable to:			
Equity owners of the parent	(16.7)	(0.9)	(17.6)
Non-controlling interest	(9.2)	0.6	(8.6)
Earnings per share attributable to equity owners of the parent			
Loss per share (cents)	(4.0)	(1.0)	(5.0)
Diluted loss per share (cents)	(4.0)	(1.0)	(5.0)
Headline loss per share (cents)	(3.0)	–	(3.0)
Diluted headline loss per share (cents)	(3.0)	–	(3.0)

3. IMPAIRMENTS

The group recorded an impairment of R7.4 million for the quarter consisting of:
– R0.5 million against the investment in West Wits Mining Limited; and
– R6.9 million against the investment in Village Main Reef Limited (refer note 7).

4. CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents is restricted cash of R13.9 million (30 September 2014: R13.7 million) in the form of guarantees.

5. LOANS AND BORROWINGS

Included in loans and borrowings is a Domestic Medium Term Note Programme ("DMTN Programme") under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three-month Johannesburg Inter-bank Acceptance Rate (JIBAR) rate (currently 5.725%) plus a margin ranging from 4% to 5% per annum.

6. ASSETS AND LIABILITIES HELD FOR SALE

In line with the group's strategy to exit underground mining operations, management committed to a plan to sell certain of the underground mining and prospecting rights held by East Rand Proprietary Mines Limited ("ERPM"), including the related liabilities, during FY2014.

On 25 July 2014, DRDGOLD announced that its subsidiaries Ergo Mining Operations Proprietary Limited (EMO) and ERPM had collectively entered into an agreement to dispose of certain underground mining and prospecting rights held by ERPM, and certain other assets on the related mining areas, for an agreed consideration of approximately R220 million.

The disposal is subject to the fulfilment of various suspensive conditions including regulatory approvals required for disposals of this nature. A number of these suspensive conditions had not been fulfilled at the date of these interim condensed consolidated financial statements for the quarter and six months ended 31 December 2014.

7. SUBSEQUENT EVENTS

There were no significant subsequent events between the reporting date of 31 December 2014 and the date of issue of these interim condensed consolidated financial statements other than outlined below:

On 4 February 2015 Village Main Reef Limited (VMR) announced a firm intention offer by Heaven-Sent Capital Management Group Company Limited to acquire the entire issued share capital of VMR for a cash consideration of R12.25 per VMR share.

The unemcumbered shares we own in VMR will at this price realise R40.2 million versus the carrying amount at 31 December 2014 of R24.1 million while the proceeds of the 1 million encumbered shares will follow the outcome of pending arbitration proceedings between DRDGOLD Limited and VMR, unless settlement is reached.

ALL-IN SUSTAINING COSTS RECONCILIATION (UNAUDITED)

R million unless specified otherwise

Net operating costs	**Dec 2014 Qtr**	**402.6**
	Sep 2014 Qtr	448.8
	Dec 2014 Ytd	851.4
Corporate, administration and other expenses	**Dec 2014 Qtr**	**16.1**
	Sep 2014 Qtr	15.1
	Dec 2014 Ytd	31.2
Rehabilitation and remediation	**Dec 2014 Qtr**	**11.7**
	Sep 2014 Qtr	11.7
	Dec 2014 Ytd	23.4
Capital expenditure (sustaining)	**Dec 2014 Qtr**	**34.4**
	Sep 2014 Qtr	16.6
	Dec 2014 Ytd	51.0
All-in sustaining costs *	**Dec 2014 Qtr**	**464.8**
	Sep 2014 Qtr	492.2
	Dec 2014 Ytd	957.0
Retrenchment costs	**Dec 2014 Qtr**	**0.5**
	Sep 2014 Qtr	5.8
	Dec 2014 Ytd	6.3
Rehabilitation and remediation (not related to current operations)	**Dec 2014 Qtr**	**4.7**
	Sep 2014 Qtr	4.6
	Dec 2014 Ytd	9.3
Care and maintenance costs	**Dec 2014 Qtr**	**3.2**
	Sep 2014 Qtr	3.8
	Dec 2014 Ytd	7.0
Capital expenditure (non-sustaining)	**Dec 2014 Qtr**	**(2.8)**
	Sep 2014 Qtr	–
	Dec 2014 Ytd	(2.8)
All-in costs *	**Dec 2014 Qtr**	**470.4**
	Sep 2014 Qtr	506.4
	Dec 2014 Ytd	976.8
All-in sustaining costs (R/kg)	**Dec 2014 Qtr**	**415 194**
	Sep 2014 Qtr	427 631
	Dec 2014 Ytd	421 497
All-in sustaining costs (US$/oz)	**Dec 2014 Qtr**	**1 149**
	Sep 2014 Qtr	1 237
	Dec 2014 Ytd	1 194
All-in costs (R/kg)	**Dec 2014 Qtr**	**420 046**
	Sep 2014 Qtr	440 012
	Dec 2014 Ytd	430 166
All-in costs (US$/oz)	**Dec 2014 Qtr**	**1 162**
	Sep 2014 Qtr	1 273
	Dec 2014 Ytd	1 218

All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.



ERGO KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)

Ore milled (000't) (Metric)(Imperial)	**Dec 2014 Qtr**	**5 653**	**6 230**
	Sep 2014 Qtr	5 938	6 545
	Dec 2014 Ytd	11 591	12 775
Yield (g/t)(oz/t) (Metric)(Imperial)	**Dec 2014 Qtr**	**0.198**	**0.006**
	Sep 2014 Qtr	0.194	0.006
	Dec 2014 Ytd	0.196	0.006
Gold produced (kg)(oz) (Metric)(Imperial)	**Dec 2014 Qtr**	**1 120**	**36 010**
	Sep 2014 Qtr	1 151	37 005
	Dec 2014 Ytd	2 271	73 015
Cash operating costs (R/kg)(US$/oz)	**Dec 2014 Qtr**	**365 021**	**1 010**
	Sep 2014 Qtr	375 044	1 085
	Dec 2014 Ytd	370 101	1 048
Cash operating costs (R/t)(US$/t)	**Dec 2014 Qtr**	**72**	**6**
	Sep 2014 Qtr	73	6
	Dec 2014 Ytd	73	6
Gold and silver revenue (R million)(US$ million)	**Dec 2014 Qtr**	**487.0**	**43.3**
	Sep 2014 Qtr	528.5	49.2
	Dec 2014 Ytd	1 015.5	92.5
Operating profit (R million)(US$ million)	**Dec 2014 Qtr**	**84.4**	**7.5**
	Sep 2014 Qtr	79.7	7.4
	Dec 2014 Ytd	164.1	14.9
Profit before income tax (R million)(US$ million) *	**Dec 2014 Qtr**	**12.1**	**1.1**
	Sep 2014 Qtr	16.9	1.6
	Dec 2014 Ytd	29.0	2.7
Capital expenditure (R million)(US$ million)	**Dec 2014 Qtr**	**31.6**	**2.8**
	Sep 2014 Qtr	16.5	1.5
	Dec 2014 Ytd	48.1	4.3

 # The group only has one segment.

* The difference between the profit before tax on the statement of profit or loss and other comprehensive income relates to corporate head office and all other.

There has been no material change to the technical information relating to, *inter alia*, the Group's reserves and resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in the company's annual reports of 30 June 2014 and subsequent public announcements. The technical information referred to in this report has been reviewed by Vivian Labuschagne (PLATO), mineral and resource manager, a full-time employee of the company. He approved this information in writing before the publication of the report.



FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our integrated report for the fiscal year ended 30 June 2014, which we filed with the United States Securities and Exchange Commission on 31 October 2014 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements included in this report have not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS (*British)(**American)

Executives:
DJ Pretorius (Chief Executive Officer)
AJ Davel (Chief Financial Officer)
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
EA Jeneker
J Turk **
JA Holtzhausen
Company Secretary:
TJ Gwebu
Sponsor:
One Capital

FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS OR RIAAN DAVEL AT:

Tel:(+27) (0) 11 470 2600 • Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com
Quadrum Office Park, Building 1, 50 Constantia Boulevard,
Constantia Kloof Ext 28, South Africa
PO Box 390, Maraisburg, 1700, South Africa